Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following is a summary of the material terms of our securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is not intended to be a complete summary of the rights and preferences of such securities. The full text of our articles of incorporation and amendments thereto, and our bylaws and amendment thereto are included as exhibits to the Form 10-K of which this exhibit is a part. You are encouraged to read the applicable provisions of our articles of incorporation, bylaws and the Nevada Revised Statutes in their entirety for a complete description of the rights and preferences of our securities.

Classes of Stock

Our authorized capital stock consists of 30,000,000 shares of common stock, par value $0.001, and 1,000,000 shares of preferred stock, par value $0.01 per share, of which 200,000 preferred shares are designated as 8.00% Series A Convertible Preferred Stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably dividends, if any, as may be declared by our board of directors (the “Board”) out of assets legally available. In the event of our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after payment of debt and liabilities, subject to the liquidation preferences of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock currently outstanding or that we may designate and issue in the future. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Pursuant to our articles of incorporation, our Board has the authority, without further action by the stockholders (unless such stockholder action is required by applicable law or the rules of The Nasdaq Stock Market), to designate and issue from time to time up to 1,000,000 shares of preferred stock in one or more series. Our Board may fix or alter the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. Shares of our preferred stock, if issued, will be fully paid and non-assessable.

The Nevada Revised Statutes (“NRS”) provide that the holders of preferred stock will have the right to vote separately as a class (or, in some cases, as a series) on an amendment to our articles of incorporation if the amendment would change the par value or, unless the articles of incorporation provided otherwise, the number of authorized shares of the class or change the powers, preferences or special rights of the class or series so as to adversely affect the class or series, as the case may be. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

Series A Convertible Preferred Stock

For a discussion of the terms of our Series A Preferred Stock, see Note 5 to our audited financial statements, Series A Convertible Preferred Stock, incorporated in this document by reference.

Anti-Takeover Effects of Our Charter Documents

Our articles of incorporation and bylaws contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of the NRS, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock. As discussed above under “Preferred Stock,” our Board will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on Ability of Stockholders to Call a Special Meeting. Our articles of incorporation provide that special meetings of the stockholders may be called only by our Board, by majority vote, or by any stockholder or group of stockholders who own and have the right to vote more than 25% of our issued and outstanding securities, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Anti-Takeover Effects of Nevada Law

The NRS expressly permit our board, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of our assets, or any similar extraordinary transaction, to consider all relevant factors including, without limitation, the social, legal, and economic effects on the employees, customers, suppliers, and other of our constituencies, and on the communities and geographical areas in which we operate. Our Board may also consider the amount of consideration being offered in relation to the then current market price for our outstanding shares of capital stock and our then current value in a freely negotiated transaction.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes, and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the NRS control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The NRS control share law, if applicable, could have the effect of discouraging takeovers of our Company.

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the NRS, generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

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the combination was approved by the board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

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if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our Company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is Computershare. The transfer agent’s address is 8742 Lucent Blvd., Suite 225, Highland Ranch, CO 80129, and its telephone number is (303) 262-0600.

Listing on The NASDAQ Capital Market

Our common stock is listed on The Nasdaq Capital Market under the symbol “LINK.” The Series A Preferred Stock is not listed on any securities exchange and there is no established trading market for these securities.